DWS INVESTMENTS
STRUCTURED NOTES
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RESHAPING INVESTING. DWS INVESTMENTS Deutsche Bank Group

S&P 500® Index Linked Fully Principal Protected Absolute Return Barrier Notes (M-Notes)

Full Principal Protection ▪ US Equities ▪ Market Neutral ▪ Short Dated

Indicative Terms as of December 11, 2008

CUSIP:	2515A0 XJ 7
Issuer:	Deutsche Bank AG, London Branch
Rating[1]:	Moody's Aa1 / S&P AA-
Maturity:	24 Months
Underlying:	S&P 500® Index (the "Index")
Protection:	100% of principal at maturity, subject to the credit of the Issuer
Upside Barrier:	43.00% - 50.00% (the actual Upside Barrier to be determined on the Trade Date)
Upper Index Barrier:	Index Starting Level x (1 + Upside Barrier)
Downside Barrier:	20.00%
Lower Index Barrier:	Index Starting Level x (1 - Downside Barrier)
Absolute Index Return:	Absolute Value of: $\frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$
Observation Period:	The period of trading days on which there is no market disruption event with respect to the Index starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date.
Barrier Event:	A Barrier Event will occur if on any day during the Observation Period the Index closing level is greater than the Upper Index Barrier or is less than the Lower Index Barrier.
Payment at Maturity:	If a Barrier Event does not occur, \$1,000 + (\$1,000 x Absolute Index Return; if a Barrier Event does occur, \$1,000.
Discounts and Commissions:	The Agents will receive a commission of 1.50% or \$15.00 per \$1,000 principal amount, which they may reallow to certain broker-dealers in whole or in part. Additionally, Deutsche Bank Securities Inc. will pay fees to some broker-dealers of up to 0.50% or \$5.00 per \$1,000 principal amount and may additionally pay referral fees to other broker-dealers of up to 0.50% or \$5.00 per \$1,000 principal amount. The Issuer will reimburse Deutsche Bank Securities Inc. for such fees. Other amounts are payable to certain broker-dealers. Please see term sheet 573C for disclosure on these amounts.
Agents:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas

Best Case Scenario at Maturity

If a Barrier Event does not occur investors receive at maturity their principal *plus* an amount equal to their principal *multiplied* by the Absolute Index Return, subject to the maximum return of 43.00% and 50.00% (the actual maximum return to be determined on the Trade Date) if the Index return is positive and 20.00% if the Index return is negative.

Worst Case Scenario at Maturity

If a Barrier Event occurs investors receive the return of their principal, subject to the credit of the Issuer.

Benefits

- "Market Neutral" Strategy: potential for positive returns even if the Index return is negative at maturity
- Appropriate for investors who are moderately bullish or are looking to hedge a portion of their long only positions
- Potential alternative to low yield, fixed income investments

Risks

- Investors may underperform the market if a Barrier Event occurs.
- Investor is not entitled to dividends or voting rights.
- Various factors affect the value of the M-Notes prior to maturity.
- If a Barrier Event occurs M-Notes will return only principal at maturity, subject to the credit of the Issuer.
- Investors should be willing and able to hold the M-Notes to maturity.
- Principal protection and the absolute return feature are only applicable at maturity and are subject to the credit of the Issuer.

Important Dates

Offering Period:	December 11 – December 18 2008
Trade Date:	December 19 2008
Settlement Date:	December 24 2008
Final Valuation Date:	December 21, 2010
Maturity Date:	December 27, 2010 (24 months)

NOT FDIC / NCUA INSURED OR GUARANTEED
MAY LOSE VALUE NOT A DEPOSIT NO BANK GUARANTEE NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

[1] As of December 11, 2008. A credit rating is not a recommendation to buy, sell or hold the M-Notes and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the M-Notes other than the ability of the Issuer to meet its obligations.

DWS Structured Products 1.866.637.9185 www.dws-sp.com

M-Notes Fact Sheet
DWS Structured Products

Return Scenarios at Maturity (Assumes an Upper Index Barrier of 46.50% and a Lower Index Barrier of 20%)
If a Barrier Event does not occur			If a Barrier Event occurs
Index Return (%)	M-Note Return (%)	Payment at Maturity (per $1,000 invested)	Index Return (%)	M-Note Return (%)	Payment at Maturity (per $1,000 invested)
-20.00%	20.00%	$1,200.00	-20.00%	0.00%	$1,000.00
-10.00%	10.00%	$1,100.00	-10.00%	0.00%	$1,000.00
-5.00%	5.00%	$1,050.00	-5.00%	0.00%	$1,000.00
0.00%	0.00%	$1,000.00	0.00%	0.00%	$1,000.00
5.00%	5.00%	$1,050.00	5.00%	0.00%	$1,000.00
10.00%	10.00%	$1,100.00	10.00%	0.00%	$1,000.00
20.00%	20.00%	$1,200.00	20.00%	0.00%	$1,000.00
30.00%	30.00%	$1,300.00	30.00%	0.00%	$1,000.00
40.00%	40.00%	$1,400.00	40.00%	0.00%	$1,000.00

This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the M-Notes.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis.  The actual Upper Index Barrier will be determined on the Trade Date.

Selected Risk Factors

MARKET RISK - The return on the M-Notes at maturity, if any, is linked to the performance of the Index and will depend on whether the Index closing level ever exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any day during the Observation Period and the magnitude of the Absolute Index Return.

THE M-NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT - You may receive a lower payment at maturity than you would have received if you had invested in the Index, the component stocks underlying the Index or contracts related to the Index. If the Index closing level exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any day during the Observation Period, you will receive only your principal amount at maturity.

THE ABSOLUTE RETURN BARRIER FEATURE WILL LIMIT YOUR RETURN ON THE M-NOTES AND MAY AFFECT YOUR PAYMENT AT MATURITY - Your investment in the M-Notes may not perform as well as an investment in a security with an uncapped return based solely on the performance of the Index.

NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS - As a holder of the M-Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE M-NOTES PRIOR TO MATURITY - While the payment at maturity described in this Product Snapshot is based on the full principal amount of your M-Notes, the original issue price of the M-Notes includes the agent’s commission and the cost of hedging our obligations under the M-Notes through one or more of our affiliates.

LACK OF LIQUIDITY - The M-Notes will not be listed on any securities exchange.

WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RCOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE M-NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE M-NOTES ARE LINKED OR THE MARKET VALUE OF THE M-NOTES.

POTENTIAL CONFLICTS - We and our affiliates play a variety of roles in connection with the issuance of the M-Notes, including acting as calculation agent and hedging our obligations under the M-Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the M-Notes.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE M-NOTES - In addition to the level of the Index on any day, the value of the M-Notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

TAX TREATMENT - The M-Notes should be treated as contingent payment debt instruments for U.S. federal income tax purposes.  For additional information, see “Selected Purchase Considerations - Treated as Contingent Payment Debt Instruments” in the accompanying term sheet or product supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 573C and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 573C and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the M-Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the M-Notes prior to their issuance. We will notify you in the event of any changes to the terms of the M-Notes, and you will be asked to accept such changes in connection with your purchase of any M-Notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the M-Notes.

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated December 11, 2008
R-5510-1 (08/08)